[redacted]

SECU 13025317 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 AND ENDING 06/30/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wunderlich Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Poplar Avenue, Suite 150
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Corne 901-251-1369
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 8/30/13

KW 8/30/13

OATH OR AFFIRMATION

I, Robert J. Corne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wunderlich Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

DENA HOFFMAN STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wunderlich Securities, Inc.

(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Financial Report
June 30, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

Contents

McGladrey

Independent Auditor's Report

The Board of Directors
Wunderlich Securities, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Wunderlich Securities, Inc. (the Company) as of June 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
August 28, 2013

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

	June 30 2013
Assets	
Cash and cash equivalents	$ 9,509,323
Securities owned, at fair value	2,679,927
Securities purchased under agreement to resell	477,080
Receivable from clearing organizations	8,403,628
Prepaid expenses	1,519,933
Deferred expenses	9,136,501
Property and equipment, net of accumulated depreciation	3,056,325
Intangible assets, net of accumulated amortization	2,545,150
Underwriting and syndicate receivables	3,107,650
Other assets	3,806,404
Deferred taxes	2,304,505
	$ 46,546,426
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 7,422,164
Accrued compensation	6,978,730
Payable to affiliates	1,173,018
Securities sold, not yet purchased, at fair value	322,584
Deferred taxes	1,274,142
	17,170,638
Liabilities subordinated to claims of general creditors:	
Loan payable to affiliate	1,500,000
Notes payable to clearing organization	2,135,714
	3,635,714
Total stockholders' equity	25,740,074
Total liabilities and stockholders' equity	$ 46,546,426

See Notes to Statement of Financial Condition.

1. Nature of Business and Significant Accounting Policies

Organization and Nature of Business

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities as well as a registered investment advisor and is registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company is a full-service brokerage firm incorporated under the laws of the state of Tennessee, and has 24 branch offices in 14 states. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc (WIC).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principals' transactions, agency transactions, investment banking and investment advisory.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker-dealer.

Clearing Arrangement

All customer accounts, other than certain mutual funds and annuities, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange, National Financial Services LLC (NFS), a member of the New York Stock Exchange, RBC Correspondent Services (RBC), a member of the New York Stock Exchange and Industrial and Commercial Bank of China Financial Services LLC (ICBC). The Company's commissions are collected by First Clearing, NFS, RBC and ICBC as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company at least monthly.

1. Nature of Business and Significant Accounting Policies (continued)

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents

The Company considers all money market funds and highly liquid debt instruments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents. Included in cash and cash equivalents on the statement of financial condition as of June 30, 2013 is $24,900 being held in an account labeled as a customer reserve account, which is no longer a regulatory requirement for the Company.

Securities Transactions

Proprietary securities transactions and related revenues and expense are recorded at fair value on the trade date, as if they had settled. Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from clearing broker on the statement of financial condition.

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Receivables From and Payable to Clearing Organizations

Receivables and payables relating to trades pending settlement are netted in receivable from clearing organizations in the statement of financial condition, netted by clearing organization.

The Company maintains a margin account with First Clearing, NFS, RBC and ICBC. Depending on the Company's cash needs or the amount of securities inventory at the time, these accounts may represent excess cash on deposit or a margin loan payable.

1. Nature of Business and Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred taxes primarily result from timing differences in the recognition of depreciation and net operating loss carry-forwards for financial reporting and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2013, management has determined that there are no material uncertain income tax positions. WIC files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to fiscal year 2009.

1. Nature of Business and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded when earned, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Investment Advisory

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Interest and Dividend Income

The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis and dividend income is recognized on the ex-dividend date.

Reverse Repurchase Agreements and Repurchase Agreements

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) generally are collateralized by security interests in all of the purchased securities of each transaction and are carried at the amounts at which the securities will be subsequently resold or repurchased. Interest is accrued on repurchase or resale contract amounts and is included in other assets or other liabilities on the statement of financial condition and the respective interest balances on the statements of operations. Repurchase and reverse repurchase transactions are presented on a net-by-counterparty basis when the requirements are met.

1. Nature of Business and Significant Accounting Policies (continued)

Recently Adopted Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*, and results in common fair value measurement and disclosure requirements under U.S. GAAP and IFRSs. The amended guidance is effective for annual periods beginning after December 15, 2011, and was adopted by the Company. The adoption did not have a material impact on the financial statement.

In December 2011, the FASB issued Update No. 2011-11, *Disclosures About Offsetting Assets and Liabilities*, which enhance disclosures by requiring improved information about financial and derivative instruments that are either 1) offset (netting assets and liabilities) in accordance with Topic 210, *Balance Sheet*, and Topic 815, *Derivatives and Hedging*, or 2) subject to an enforceable master netting arrangement or similar agreement. This guidance is effective for annual reporting periods beginning on or after January 1, 2013 (July 1, 2013 for the Company), and requires retrospective disclosures for comparative periods presented. The Company has adopted this guidance for the fiscal year ending June 30, 2013. The adoption did not have a material impact on the financial statement.

In April 2011, the FASB issued Update No. 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements*, which removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. This guidance is effective for annual reporting periods beginning on or after December 15, 2011 (July 1, 2012 for the Company). The Company has adopted this guidance for the fiscal year ending June 30, 2013. The adoption did not have a material impact on the financial statement.

In September 2011, the FASB issued Update No. 2011-08, *Testing Goodwill for Impairment*, which amends Topic 350, *Intangibles – Goodwill and Other*. This update permits entities to make a qualitative assessment of whether it is "more likely than not" that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not "more likely than not" that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. This update is effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (July 1, 2012 for the Company), with early adoption permitted. The Company has adopted this guidance for the fiscal year ending June 30, 2013. The adoption did not have a material impact on the financial statement.

Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Notes to Statement of Financial Condition (continued)

2. Receivable from Clearing Organizations

Receivables from clearing organizations at June 30, 2013, consist of the following:

Clearing deposit, First Clearing	$ 250,690
Clearing deposit, NFS	500,000
Clearing deposit, ICBC	500,000
Clearing deposit, RBC	38,868
Clearing deposit, National Securities Clearing Corp	5,000
Receivable from clearing organizations	4,034,243
Payable to clearing organizations	(499,850)
Fees and commissions receivable/payable	1,001,473
Margin Accounts - Cash balance	2,573,204
	$ 8,403,628

The Company clears certain of its proprietary transactions through other clearing organizations. The amounts receivable to the clearing organizations relates to the aforementioned transactions and are collateralized by securities owned by the Company.

3. Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized with the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies.

Level 3 – Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government agency securities – U.S. Government agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities. Mortgage pass-throughs included to-be-announced (TBA) securities and mortgage pass-through certificates. TBA securities and mortgage pass-throughs are generally valued using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Equity securities (common & preferred stock) – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 in the fair value hierarchy. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are categorized in Level 2.

3. Fair Value Measurement (continued)

Fixed income securities – Fixed income securities are comprised of corporate bonds and municipal securities. The fair value of these securities is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotation. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

The following table is a summary of the levels used, as of June 30, 2013, in valuing the Company's assets and liabilities carried at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. Government agency securities	$ -	$ 300,439	$ -	$ 300,439
Equity securities	1,378,139	98,427	-	1,476,566
Fixed income securities:				
Municipal securities	-	679,849	-	679,849
Corporate bonds	-	223,073	-	223,073
	$ 1,378,139	$ 1,301,788	$ -	$ 2,679,927
Liabilities				
Securities sold, not yet purchased:				
U.S. Government securities	$ 299,699	$ -	$ -	$ 299,699
Municipal securities	-	22,885	-	22,885
	$ 299,699	$ 22,885	$ -	$ 322,584

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

4. Business Combination

On December 14, 2012, the Company entered into a definitive agreement with Sanders Morris Harris (SMH) to acquire three wealth management branches from SMH. Pro forma information is not presented because the acquisition is not considered to be material to our financial statements. The results of operations of the acquired locations have been included in our results prospectively from acquisition date.

The consideration paid to SMH will be paid through a contingent earn-out over a three-year term and is determined based on the production of the financial advisors who joined Wunderlich Securities, Inc. The Company has recognized a liability of $1,395,000 for estimated earn-out payments over the three-year period. The liability is included in accounts payable and accrued expenses on the statement of financial condition as of June 30, 2013.

This acquisition is being accounted for under the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Accordingly, the purchase price was allocated to the acquired tangible assets of $231,540 and customer relationships of $2,600,000. The customer relationships represent an intangible asset that will be amortized over a 10-year period and are included in Intangible Assets on the statement of financial condition as of June 30, 2013.

5. Property and Equipment

Property and equipment and the related accumulated depreciation and amortization at June 30, 2013, consisted of the following:

	2013
Office furniture and equipment	$ 7,864,860
Leasehold improvements	1,038,734
	8,903,594
Less accumulated depreciation and amortization	(5,847,269)
	$ 3,056,325

6. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50 percent of employee's contributions up to 4 percent of employee's eligible compensation. Employees become fully vested in employer contributions after three years of service.

The Company has a Wealth Accumulation Plan (WAP) as a result of the addition of five branches during fiscal year 2011. WAP does not allow for voluntary contributions or matching contributions to WAP. Employees become fully vested in the balances rolled over from the legacy plan five years from the original contribution date. WAP was terminated during the current fiscal year. At the time of the termination of WAP, all participants were fully vested. Due to federal regulations, distributions associated with WAP cannot be made until one year from the termination date, which will occur during the 2014 fiscal year. The liability associated with WAP of approximately $752,000 is included in accounts payable and other accrued expenses on the statement of financial condition as of June 30, 2013.

7. Deferred Expenses

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. The Company has advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for the Company to forgive these advances over the respective employment periods which range from 30 to 84 months. The advances are expensed ratably over the term of the agreements.

8. Related-Party Transactions

The Company has receivables from (payables to) its parent and sister companies of the following as of June 30:

	2013
Wunderlich Investment Company, Inc.	**$ (1,182,267)**
Wunderlich Capital Markets, Inc.	**9,249**
	$ (1,173,018)

9. Intangible Assets

Intangible assets at June 30, 2013, consisted of the following:

	Asset Life (Years)	2013 Cost	2013 Accumulated Amortization	2013 Net Carrying Value
Amortizable intangible assets:				
Employee agreements	3 to 5	$ 126,600	$ (126,600)	$ -
Customer relationships	10	2,600,000	(140,833)	2,459,167
Representative relationships	<1 to 7	1,128,100	(1,084,617)	43,483
		3,854,700	(1,352,050)	2,502,650
Non-amortizable intangible				
Trade name		42,500	-	42,500
		$ 3,897,200	$ (1,352,050)	$ 2,545,150

10. Income Taxes

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2013 are as follows:

	2013
Deferred tax assets related to:	
Net operating loss carryforwards	$ 1,792,244
Deferred revenue	570,107
Intangible assets, net	312,113
WAP accrual	290,285
Other items	370,119
	3,334,868
Deferred tax liabilities related to:	
Property and equipment, net	(660,407)
Bargain purchase gain	(505,394)
Accounting method changes	(108,341)
	(1,274,142)
Valuation allowance	(1,030,363)
Net deferred tax asset	$ 1,030,363

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under various lease agreements. At June 30, 2013, future minimum lease payments, including escalation costs, under leases which have initial or remaining terms of one year or more, were as follows:

2014	$ 3,405,674
2015	2,398,083
2016	2,055,485
2017	1,155,260
2018	617,102
Thereafter	498,583
	$ 10,130,187

As part of its building leases, the Company obtained letters of credit from banks during the year ended June 30, 2013, in the amount of $27,000 for its Chicago building lease and $187,374 for its New York City building lease.

Legal Matters

The Company is involved in various legal and regulatory matters arising in the ordinary course of business; however, management does not believe that any ongoing pending or threatened litigation or regulatory matter will materially affect the Company.

12. Subordinated Liabilities

The Company has a temporary subordinated loan to a member of executive management in the amount of $1,500,000 as of June 30, 2013. The note requires interest annually at 10 percent. The principal plus accrued interest on the loan was repaid on July 27, 2013.

The Company has a seven year subordinated note payable to a clearing organization in the amount of $850,000 as of June 30, 2013. The note requires seven annual principal installment payments of $121,429 plus accrued interest at the prime rate plus 1.00 percent, currently 4.25 percent. The installment payments are due on the anniversary date of the loan beginning October 31, 2013.

The Company has a seven year subordinated note payable to a clearing organization in the amount of $1,285,714 as of June 30, 2013. The note requires seven annual principal installment payments of $214,286 plus accrued interest at the prime rate plus 0.25 percent, currently 3.5 percent. The installment payments are due on the anniversary date of the loan beginning September 30, 2012.

12. Subordinated Liabilities (continued)

At June 30, 2013, future maturities of long-term debt are as follows:

2014	$ 335,714
2015	335,714
2016	335,714
2017	335,714
2018	335,714
Thereafter	457,144
	$ 2,135,714

13. Repurchase and Reverse Repurchase Agreements

The Company enters into repurchase agreements with the obligation to repurchase the securities sold reflected as a liability in the Statement of Financial Condition. These agreements carry risks of changes in fair value similar to securities held in the Company's inventory. The Company also enters into reverse repurchase agreements. The amounts advanced under these agreements represent short-term loans and are reflected as a receivable in the Statement of Financial Condition. Securities purchased under agreements to resell are held in safekeeping in the Company's name. Should the market value of the underlying securities decrease below the amount recorded, the counterparty is required to place an equivalent amount of additional securities in safekeeping in the name of the Company.

The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and may require additional collateral to be deposited or returned when deemed appropriate. The Company had one counterparty during the fiscal year (ICBC) with which $500,280 of reverse repurchase agreements were outstanding at June 30, 2013. The Company had $23,200 of repurchase agreements outstanding at June 30, 2013. The amounts have been reported net on the Statement of Financial Condition in accordance with ASC 210-20. All repurchase and reverse repurchase agreements have maturities of less than 30 days.

14. Off-Balance Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

14. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company conducts business with several broker-dealers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company maintains cash balances at creditworthy financial institutions in bank accounts that, at times, may exceed the $250,000 insured limit set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

15. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At June 30, 2013, the Company had net capital of $7,625,646, which was $6,391,683 in excess of its required net capital of $1,233,963, and the Company's net capital percent was 243 percent.